July 1, 2009

VIA EDGAR AND OVERNIGHT COURIER

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Mail Stop 3268

Washington, D.C. 20549

Attention: Julia E. Griffith, Special Counsel

Re:	Data Domain, Inc.

Schedule 14D-9 filed June 15, 2009

Schedule 14D-9/A filed June 18, 2009

Schedule 14D-9/A filed June 24, 2009

File No. 005-83699

Dear Ms. Griffith:

On behalf of Data Domain, Inc. (the “Company”), we are transmitting as Exhibit A hereto the proposed Amendment No. 3 to the Schedule 14D-9 (Registration No. 005-83699) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on June 15, 2009 (the “Amendment”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated June 26, 2009.

For your convenience, the numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amendment to update other disclosures.

Schedule 14D-9

Item 4 The Solicitation of Recommendation, page 7

1.	In rejecting the EMC offer, you list factors the Board considered in reaching this conclusion. None of the factors listed relate to the comparative per share values of the EMC and NetApp transactions. As you know, while the two transactions currently purport to provide the same per share value, the EMC offer is all cash, while the NetApp merger would provide a mix of cash and stock. Please discuss how the Board considered this difference in the form of consideration in determining to reject the EMC offer. Your revised disclosure should address the protections provided (and any limitations of) the collar afforded in the NetApp merger consideration.

In response to the Staff’s comment, the Company has added disclosure in the Amendment to include language regarding the Board’s consideration of the difference in the form of merger consideration in the tender offer by EMC Corporation and the proposed merger with NetApp, Inc. The disclosure added in the Amendment is as follows: “The Board considered these terms, as well as the additional terms, the range of value outcomes and the different forms of consideration, set forth above in “Current Status of Pending NetApp Merger and NetApp Merger Agreement.””

U.S. Securities and Exchange Commission

July 1, 2009

In addition, we respectfully advise the Staff that a description of the collar mechanism is contained in the Schedule 14D-9 originally filed on June 15, 2009 in the section of Item 4(b) entitled “Current Status of Pending NetApp Merger and NetApp Merger Agreement.”

To further clarify the protections provided (and any limitations of) the collar afforded in the NetApp merger consideration, we have added a chart and additional disclosure to the section of Item 4(b) entitled “Current Status of Pending NetApp Merger and NetApp Merger Agreement” of the Amendment.

Schedule 14D-9/As

2.	Please provide copies of the pleadings in the lawsuits filed against the Company on June 15 and June 22, 2009.

The Company has supplementally provided to the Staff copies of the pleading of the lawsuit filed by the Police & Fire Retirement System of the City of Detroit on June 12, 2009 as Exhibit B-1 to the copy of this letter that is being transmitted by overnight courier and the pleading of the lawsuit filed by David Kluger on June 19, 2009 as Exhibit B-2 to the copy of this letter that is being transmitted by overnight courier.

* * * * * * *

U.S. Securities and Exchange Commission

July 1, 2009

We hope that you will find the foregoing responsive to the Staff’s comment. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Gordon K. Davidson, Esq. at (650) 335-7237.

Sincerely,

/s/ Robert A. Freedman
Robert A. Freedman, Esq.

Enclosures:	Exhibit A (Amendment No. 3 to Schedule 14D-9)
Exhibit B-1 (Pleading to Police & Fire Retirement System of the City of Detroit lawsuit)
Exhibit B-2 (Pleading to Kluger lawsuit)

cc:	Frank Slootman, President and Chief Executive Officer

Michael P. Scarpelli, Senior Vice President and Chief Financial Officer

Robert G. Specker, Vice President, In-house Counsel

Data Domain, Inc.

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

EXHIBIT A

Amendment No. 3 to Schedule 14D-9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Data Domain, Inc.

(Name of Subject Company)

Data Domain, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

23767P109

(CUSIP Number of Class of Securities)

Frank Slootman

President and Chief Executive Officer

Data Domain, Inc.

2421 Mission College Blvd.

Santa Clara, CA 95054

(408) 980-4800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Gordon K. Davidson, Esq.

Dennis R. DeBroeck, Esq.

Robert A. Freedman, Esq.

R. Gregory Roussel, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

On June 26, 2009, EMC issued a press release announcing that it extended the expiration date of the EMC Offer until 12:00 midnight, New York City time, on July 10, 2009. This Amendment No. 3 to Schedule 14D-9 (the “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2009 (as amended to date, the “Schedule 14D-9”) by Data Domain, Inc., a Delaware corporation (the “Company”), relating to the tender offer by EMC Corporation, a Massachusetts corporation (“EMC”), and Envoy Merger Corporation, a Delaware corporation and a wholly owned subsidiary of EMC (together with EMC, the “EMC Parties”), to purchase all outstanding shares of Company Common Stock, par value $0.0001 per share, at $30.00 per share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2009, and in the related Letter of Transmittal contained in the Schedule TO filed by the EMC Parties with the SEC on June 2, 2009. At this time, the Board reaffirms its recommendation that the Company’s stockholders vote in favor of the adoption of the NetApp Merger Agreement that is described in the Proxy Statement/Prospectus that NetApp has filed with the SEC and recommends that the stockholders of the Company reject the EMC Offer and not tender their shares of Common Stock to the EMC Parties pursuant to the EMC Offer. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	The Solicitation or Recommendation.

The section of Item 4(b) entitled “Current Status of Pending NetApp Merger and NetApp Merger Agreement” is hereby amended and supplemented by the addition of the following new paragraphs:

The range of outcomes under the collar mechanism is illustrated by the following graph:

Under the NetApp Merger Agreement, if the exchange ratio is greater than or equal to 0.7006 and less than 0.7783, NetApp, in its sole discretion may reduce the number of shares of NetApp common stock and proportionately increase the amount of cash. However, subject to the following paragraph, NetApp may not reduce the amount of stock consideration and increase the cash consideration to the extent that it would reasonably be expected to cause the Pending NetApp Merger to fail to qualify as a tax-free reorganization under the Internal Revenue Code with respect to the stock portion of the merger consideration.

If the aggregate amount of the stock consideration issuable in the Pending NetApp Merger (including the stock consideration issuable to holders of the Company options and restricted stock units) would exceed 19.5% of the outstanding shares of NetApp common stock immediately prior to the effective time of the Pending NetApp

2

Merger, then the stock consideration will be decreased to the minimum extent necessary so that no more than 19.5% of the outstanding shares of NetApp common stock will be issued in the Pending NetApp Merger (with such percentage measured immediately prior to the effective time of the Pending NetApp Merger). In such event, the cash consideration will be increased by an amount equal to the product of (a) the amount of the reduction in the stock consideration multiplied by (b) the NetApp closing average. In the event that the stock consideration is decreased in accordance with this paragraph, the NetApp Merger Agreement may fail to qualify as a tax-free reorganization under the Internal Revenue Code with respect to the stock portion of the merger consideration.

Company stockholders may contact Innisfree M&A Incorporated, the Company’s information agent, toll free at (888) 750-5834, and banks or brokers may call collect at (212) 750-5833, for information regarding the approximate merger consideration payable in connection with the Pending NetApp Merger. In addition, on the third trading day preceding the date of the special meeting of the Company stockholders to adopt the NetApp Merger Agreement, NetApp and Company will issue a joint press release announcing the aggregate merger consideration that would be payable to the Company stockholders, assuming that the Pending NetApp Merger closed on the date of the special meeting, and whether it is anticipated that the Pending NetApp Merger will qualify as a tax-free reorganization, assuming that the NetApp stock price remains constant or increases through such date. However, there can be no assurance that the Pending NetApp Merger will close on the date of the special meeting of the stockholders. Further, the determination of whether the Pending NetApp Merger will qualify as a tax-free reorganization will depend upon the value of NetApp common stock on the last business day preceding the closing. As such, the assumptions in the joint press release may differ from the actual merger consideration payable in, and the tax treatment of, the Pending NetApp Merger at the closing. In connection with the closing of the Pending NetApp Merger, NetApp will issue another press release confirming the aggregate merger consideration payable to the Data Domain stockholders and announcing whether the Pending NetApp Merger qualifies as a tax-free reorganization or is a fully taxable transaction.

The section of Item 4(b) entitled “Background of the Pending NetApp Merger and the EMC Offer” is hereby amended and supplemented by

(a) inserting the sentence below between the second and third sentences of the paragraph that starts “On the morning of June 3, 2009…”:

The Board considered these terms, as well as the additional terms, the range of value outcomes and the different forms of consideration, set forth above in “Current Status of Pending NetApp Merger and NetApp Merger Agreement.”

(b) the addition of the following new paragraphs:

On June 26, 2009, the Delaware Chancery Court granted the PFRS Detroit’s motion for expedited proceedings, scheduling a hearing on the PFRS Detroit’s motion for a preliminary injunction of the Pending NetApp Merger for 10:00 a.m. on August 13, 2009.

Also on June 26, 2009, EMC issued a press release announcing that it extended the expiration date of the EMC Offer until 12:00 midnight, New York City time, on July 10, 2009.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: , 2009	DATA DOMAIN, INC.

By:
	Name:	Michael P. Scarpelli
	Title:	Chief Financial Officer

EXHIBIT B-1

Pleading to Police & Fire Retirement System of the City of Detroit lawsuit

Provided supplementally.

EXHIBIT B-2

Pleading to Kluger lawsuit

Provided supplementally.